[redacted]

08001429

КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

**(ОАО «КУЗБАССЭНЕРГО»)**

ПОЧТОВЫЙ АДРЕС:
ПР. КУЗНЕЦКИЙ, Д.30, Г. КЕМЕРОВО, 650000
А.Т. 215196 ВАТТ
ТЕЛ.(3842) 45-33-50
ФАКС (3842) 45-37-77, 36-68-48
E-MAIL: ADM@KUZBE.ELEKTRA.RU
ОКПО 00105638, ОГРН 1024200678260
ИНН 4200000333, КПП 997450001

17.03.2008 № 70-258/1947

На № ______ от ______

**February 18, 2008**

SEC
Mail Processing
Section

MAR 21 2008

Washington, DC
104

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C.

**Re: ~~JSC~~ ОАО Kuzbassenergo** **12G3-2(B) Exemption No.: 82-4633**

Dear Sir or Madam:

In connection with Kuzbassenergo exemption, pursuant to Rule 12-g2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12-g2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETER.**

The Bank of New York acts as depositary bank for the above referents company under the **From F-6 registration statement number: 333-7690**, with was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/19/1997.**

**PROCESSED**
**MAR 31 2008**
**THOMSON FINANCIAL**

Sincerely,

**Sergey Mikhailov**
**General Director**

ОАО "Кузбасс-энерго"

**+7 3842 29-39-00**
**+ 73842 39-05-10**

dw 3/27

# LIST OF AFFILIATED PERSONS OF
## Kuzbass Power and Electrification Open Joint-Stock Company

**Issuer's Code:** 0 0 0 6 4 – A

**as of** 3 1 1 2 2 0 0 7

Place of business of the Issuer: **656037, Altay territory, city of Barnaul, Brilliantovaya street, 2**

The information contained in this list of affiliated persons is disclosed in conformity with the legislation of the Russian Federation on securities.

Website: **http://www.kuzbassenergo.ru/invest/doc/list/**

| | | |
|---|---|---|
| Deputy General Director,<br>Corporate Governance<br>(Power of Attorney No. 70-119/249 of 25.06.2007) | (Signature)<br>"Stamp here" | D.V. Skorokhodov<br>(initials, family name) |
| Date " 09 " January 20 08 | | |

ОАО "Кузбасс-энерго"

| Issuer's Codes | |
|---|---|
| INN | 4200000333 |
| OGRN | 1024200678260 |

## I. List of affiliated persons as of 31 12 2007

| Sl No. | Full business name (name if a nonprofit institution) or surname, name, and patronymic of the affiliated person | Place of business of a legal entity or residence of an individual (to be specified subject to the individual's consent) | Ground(s) whereby the person is considered to be affiliated | Date when the ground(s) became effective | Affiliated person share in the authorized capital of the Joint-Stock Company, % | Share of ordinary stock of the Joint-Stock Company held by the affiliated person, % |
|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| | **Members of management bodies of OAO Kuzbassenergo:** | | | | | |
| | **Board of Directors of OAO Kuzbassenergo:** | | | | | |
| 1. | Bolshakov Andrei Nikolaevich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 2. | Dunin Oleg Valentinovich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 3. | Evseenkova Elena Vladimirovna | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 4. | Kochetkova Tatiana Vladimirovna | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 5. | Lisyansky Mikhail Eduardovich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 6. | Mazikin Valentin Petrovich | Russia, Kemerovo region, city of Leninsk-Kuznetskiy | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 7. | Mikhailov Sergei Nikolaevich | Russia, Kemerovo | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 8. | Platonov Vladimir Yurevich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 9. | Rashevsky Vladimir Valerevich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 10. | Sorokin Igor Yurevich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |
| 11. | Shatsky Pavel Olegovich | Russia, Moscow | The person is a member of the Board of Directors of the Joint-Stock Company | 06.06.2007 | 0.00 | 0.00 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | **Administrative Board of OAO Kuzbassenergo:** | | | | | |
| 12. | Grebennikov Alexei Antonovich | Russia, Kemerovo | The person is a member of the collective executive body of the Joint-Stock Company | 30.09.2002 | 0.00 | 0.00 |
| 13. | Gretsinger Yury Aleksandrovich | Russia, Kemerovo | The person is a member of the collective executive body of the Joint-Stock Company | 10.03.2004 | 0.00 | 0.00 |
| 14. | Yerofeev Alexandr Kupriyanovich | Russia, Kemerovo | The person is a member of the collective executive body of the Joint-Stock Company | 30.09.2002 | 0.00 | 0.00 |
| 15. | Skorokhodov Dmitry Viktorovich | Russia, Kemerovo | The person is a member of the collective executive body of the Joint-Stock Company | 01.12.2006 | 0.00 | 0.00 |
| 16. | Lavrov Alexandr Mikhailovich | Russia, Kemerovo | The person is a member of the collective executive body of the Joint-Stock Company | 10.03.2004 | 0.00 | 0.00 |
| 17. | Mikhailov Sergei Nikolaevich | Russia, Kemerovo | Ground 1: The person is a member of the collective executive body of the Joint-Stock Company (Chairman of the Administrative Board). | 30.09.2002 | 0.00 | 0.00 |
| | | | Ground 2: The Person discharges powers of the sole executive body of the Joint-Stock Company. | 21.06.2002 | | |
| 18. | Sheibak Yury Vladimirovich | Russia, Kemerovo | The person is a member of the collective executive body of the Joint-Stock Company | 20.07.2006 | 0.00 | 0.00 |
| | **The person controls more than 20 % of the total number of votes attached to voting shares in OAO Kuzbassenergo:** | | | | | |
| 19. | Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia | 119526, Moscow, avenue Vernadsky, d. 101, a building 3 | Ground 1 The person controls more than 20 % of the total number of votes attached to voting shares in the Joint-Stock Company. | 30.12.1993 | 42.06 | 42.06 |
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company (more than 50 % of the members of the Board of Directors of the Joint-Stock Company have been elected under proposal of RAO UES of Russia). | 06.06.2007 | | |
| 20. | Open Joint-Stock Company Siberian Coal Energy Company | Russia, 115998, Moscow, Derbenevskaya emb. 7, bldg. 22 | The person controls more than 20 % of the total number of votes attached to voting shares in the Joint-Stock Company. | 14.11.2005 | 44.02 | 44.02 |
| | **Legal entities in which OAO Kuzbassenergo controls more than 20 % of the total number of votes attached to voting shares or shares in the authorized capital of such legal entities:** | | | | | |
| 21. | Closed Joint-Stock Company Kuzbassenergo Motor Transport Company | Russia, 650021, city of Kemerovo, Stantsionnaya street, 4 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 30.04.2004 | 0.00 | 0.00 |
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 21.05.2007 | | |
| 22. | Closed Joint-Stock Company Health Service "Health Centre "Energetik". | 650000, Russia, city of Kemerovo, Kuzbasskaya street, 37 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 30.04.2004 | 0.00 | 0.00 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 21.05.2007 | | |
| | | | Ground 3: The person belongs to the same group of persons as the Joint-Stock Company. (The sole executive body has been elected under proposal of OAO Kuzbassenergo). | 30.05.2005 | | |
| 23. | Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre | 650099, Russia, city of Kemerovo, Stantsionnaya street, 17 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 30.01.2004 | 0.00 | 0.00 |
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 28.05.2007 | | |
| 24. | Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya | 650000, Russia, city of Kemerovo, Karbolitovskaya street, 10 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 30.01.2004 | 0.00 | 0.00 |
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 28.05.2007 | | |
| 25. | Open Joint-Stock Company Kuzbassenergoservis. | 650000, Russia, city of Kemerovo, Karbolitovskaya street, 10 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 31.03.2004 | 0.00 | 0.00 |
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 29.05.2006 | | |
| 26. | Open Joint-Stock Company Prokopievskenergo | Russia, 653000, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 20.09.2000 | 0.00 | 0.00 |
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 15.06.2007 | | |
| 27. | Open Joint-Stock Company Barnaulteplosetremont | 656037, Altai territory, city of Barnaul, Brilliantovaya street, 2 | Ground 1: The Joint-Stock Company controls more than 20 % of the total number of votes attached to voting shares. | 24.04.2007 | 0.00 | 0.00 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | Ground 2: The person belongs to the same group of persons as the Joint-Stock Company. (The company is a subsidiary of OAO Kuzbassenergo which is the unique shareholder of this person. More than 50 % of the members of the Board of Directors of this legal entity have been elected under proposal of OAO Kuzbassenergo). | 09.06.2007 | | |
| | **Individuals who are members of the same group of persons as OAO Kuzbassenergo:** | | | | | |
| 28. | Ryabov Vladimir Vladimirovich | Kemerovo region, city of Prokopievsk | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 26.10.2006 | 0.00 | 0.00 |
| 29. | Trushkov Vyacheslav Leonidovich | Kemerovo | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 26.10.2006 | 0.00 | 0.00 |
| 30. | Lermontov Yury Borisovich | Kemerovo | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 26.10.2006 | 0.00 | 0.00 |
| 31. | Kovalenko Anatoly Antonovich | Kemerovo | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 26.10.2006 | 0.00 | 0.00 |
| 32. | Yashchinin Vladimir Borisovich | Kemerovo | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 26.10.2006 | 0.00 | 0.00 |
| 33. | Agafonova Tamara Nikolaevna | Kemerovo | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 26.10.2006 | 0.00 | 0.00 |
| 34. | Lisin Anton Gennadevich | Barnaul | The person discharges functions of the sole executive body of the Company which is a member of the same group of persons as OAO Kuzbassenergo. | 24.04.2007 | 0.00 | 0.00 |
| 35. | Mikhailova Larissa Vasilievna | Kemerovo | Member of the group of persons (spouse of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 36. | Mikhailov Andrei Sergeevich | Novosibirsk | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 37. | Mikhailov Alexei Sergeevich | Novosibirsk | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 38. | Mikhailova Alevtina Georgievna | Kemerovo region, city of Taiga | Member of the group of persons (mother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 39. | Mikhailov Evgeny Nikolaevich | Novosibirsk | Member of the group of persons (brother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 40. | Ryabova Lyudmila Vladimirovna | Kemerovo region, city of Prokopievsk | Member of the group of persons (spouse of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 41. | Ryabov Kirill Vladimirovich | Kemerovo region, city of Prokopievsk | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 42. | Ryabova Galina Mikhailovna | Kemerovo region, city of Kiselevsk | Member of the group of persons (mother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 43. | Ryabov Vladimir Borisovich | Kemerovo region, city of Kiselevsk | Member of the group of persons (father of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 44. | Bibik Oksana Vladimirovna | Kemerovo region, city of Kiselevsk | Member of the group of persons (sister of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 45. | Nikonova Valentina Egorovna | Kemerovo | Member of the group of persons (mother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 46. | Voronkova Irina Aleksandrovna | Kemerovo | Member of the group of persons (spouse of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 47. | Yashchinin Mikhail Vladimirovich | Kemerovo | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 48. | Tarasova Maria Ivanovna | Kemerovo | Member of the group of persons (mother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 49. | Agafonov Alexandr Nikolaevich | Kemerovo | Member of the group of persons (spouse of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 50. | Agafonov Andrei Sergeevich | Kemerovo | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 51. | Agafonov Dmitry Aleksandrovich | Kemerovo | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 52. | Urayskaya Irina Nikolaevna | Kemerovo | Member of the group of persons (sister of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 53. | Tarasov Igor Nikolaevich | Kemerovo | Member of the group of persons (brother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 54. | Kovalenko Nina Vasilievna | Kemerovo | Member of the group of persons (spouse of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 55. | Kovalenko Ivan Antonovich | Tashkent, Uzbekistan | Member of the group of persons (brother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 56. | Kovalenko Gennady Antonovich | Kok-Yangak, Kyrgyzstan | Member of the group of persons (brother of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |
| 57. | Kovalenko Andrei Anatolevich | Kemerovo | Member of the group of persons (son of an individual who is a member of the same group of persons as OAO Kuzbassenergo). | 26.10.2006 | 0.00 | 0.00 |

12G3-2(B) Exemption No.: **82-4633**

# MATERIAL FACT NOTIFICATION

## Details of state registration of additional securities issue

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/fact/* |

2. Notification Details

**Details of Closing of Securities Offering**

2.5.1. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares.***

2.5.2. Maturity (for Issuer bonds and options): ***Not applicable for this securities issue.***

2.5.3. State registration number of additional securities issue and state registration date: ***1-01-00064-A-001D of 06.11.2007.***

2.5.4. Name of registration authority which performed state registration of additional securities issue: ***Federal Service on Financial Markets of the Russian Federation.***

2.5.5. Par value (if stipulated by the legislation of the Russian Federation) of each security being offered: ***one (1) rouble.***

2.5.6. Securities offering method: ***Public offering.***

2.5.7. Date of actual beginning of placement of securities (date of completion of the first transaction on transfer of securities to the first holder): ***06 December, 2007.***

2.5.8. Date of the actual closing of placement of securities (date of making the last credit entry in the personal account (depot account) of the first holder within the system use to keep record of rights to the securities of the issue (additional issue) or the date of issue of the last certificate of a certificated security of the issue (additional issue) without compulsory centralised storage): ***17 December, 2007.***

2.5.9. Number of actually placed securities: ***100,000,000 (One hundred million) shares.***

2.5.10. Share of actually placed securities of the total number of securities of the issue (additional issue) being offered: ***100.00 (One hundred) % of the total number of securities of the additional issue being offered.***

2.5.11. Actual offering price (prices) of securities and number of the securities placed at each offering price: ***The offering price of one Company share of the additional issue registered with Federal Service on Financial Markets of Russia on 06.11.2007 under state registration number 1-01-00064-A-001D, placed by public subscription, including the price established for persons having a preemptive right to acquire additional shares with allowance for the market value, is 75 (Seventy five) roubles. The payment in US dollars shall be effected at the rate of the Central Bank of the Russian Federation as of the day preceding the day when the decision on determination of the offering price of ordinary registered uncertificated shares in OAO Kuzbassenergo was taken (i.e. as of 03December, 2007).***

2.5.12. Form of payment for the securities being offered: ***The securities being offered shall be paid for in cash.***

2.5.13. Details of non-arm's length transactions, as well as of large transactions made by the Issuer during placement of securities, and of the fact of their approval by the authorised management body of

the Issuer or absence of such approval: ***No large transactions were made by the Issuer during placement of securities.***

***No non-arm's length transactions were made by the Issuer during placement of securities.***

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director, Corporate Management ___ (Power of Attorney No. 70-119/249 of 25.06.2007) | ______ D.V.Skorokhodov<br>(signature)<br>Stamp here<br>ОАО "Кузбасс-энерго" |
| 3.2. Date: 18 December, 2007 | |

# MATERIAL FACT NOTIFICATION

## Details of state registration of additional securities issue

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/fact/* |

2. Notification Details

**Details of Closing of Securities Offering**

2.5.1. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares.***

2.5.2. Maturity (for Issuer bonds and options): ***Not applicable for this securities issue.***

2.5.3. State registration number of additional securities issue and state registration date: ***1-01-00064-A-001D of 06.11.2007.***

2.5.4. Name of registration authority which performed state registration of additional securities issue: ***Federal Service on Financial Markets of the Russian Federation.***

2.5.5. Par value (if stipulated by the legislation of the Russian Federation) of each security being offered: ***one (1) rouble.***

2.5.6. Securities offering method: ***Public offering.***

2.5.7. Date of actual beginning of placement of securities (date of completion of the first transaction on transfer of securities to the first holder): ***06 December, 2007.***

2.5.8. Date of the actual closing of placement of securities (date of making the last credit entry in the personal account (depot account) of the first holder within the system use to keep record of rights to the securities of the issue (additional issue) or the date of issue of the last certificate of a certificated security of the issue (additional issue) without compulsory centralised storage): ***17 December, 2007.***

2.5.9. Number of actually placed securities: ***100,000,000 (One hundred million) shares.***

2.5.10. Share of actually placed securities of the total number of securities of the issue (additional issue) being offered: ***100.00 (One hundred) % of the total number of securities of the additional issue being offered.***

2.5.11. Actual offering price (prices) of securities and number of the securities placed at each offering price: ***The offering price of one Company share of the additional issue registered with Federal Service on Financial Markets of Russia on 06.11.2007 under state registration number 1-01-00064-A-001D, placed by public subscription, including the price established for persons having a preemptive right to acquire additional shares with allowance for the market value, is 75 (Seventy five) roubles. The payment in US dollars shall be effected at the rate of the Central Bank of the Russian Federation as of the day preceding the day when the decision on determination of the offering price of ordinary registered uncertificated shares in OAO Kuzbassenergo was taken (i.e. as of 03December, 2007).***

2.5.12. Form of payment for the securities being offered: ***The securities being offered shall be paid for in cash.***

2.5.13. Details of non-arm's length transactions, as well as of large transactions made by the Issuer during placement of securities, and of the fact of their approval by the authorised management body of

the Issuer or absence of such approval: ***No large transactions were made by the Issuer during placement of securities.***
***No non-arm's length transactions were made by the Issuer during placement of securities.***

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director,<br>Corporate Management ___<br>(Power of Attorney No. 70-119/249<br>of 25.06.2007) | ________ D.V.Skorokhodov<br>(signature)<br>Stamp here |
| 3.2. Date: 18 December, 2007 | |

ОАО "Кузбасс-энерго"

**12G3-2(B) Exemption No.: 82-4633**

# MATERIAL FACT NOTIFICATION

## Details of state registration of additional securities issue

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/fact/* |

2. Notification Details

**Details of Filing with a Registration Authority of the Report on Results of Additional Issue of Securities**

2.7.1. Kind, class (type), series and other identification characteristics of securities: *ordinary registered uncertificated shares.*

2.7.2. Maturity (for Issuer bonds and options): *Not applicable for this securities issue.*

2.7.3. State registration number of additional securities issue and state registration date: *1-01-00064-A-001D of 06.11.2007.*

2.7.4. Name of registration authority which performed state registration of additional securities issue: *Federal Service on Financial Markets of the Russian Federation.*

2.7.5. Number of securities being offered and par value (if stipulated by the legislation of the Russian Federation) of each security: *Number of offered additional ordinary registered uncertificated shares – 100,000,000 (one hundred million) shares with a par value of one (1) rouble each.*

2.7.6. Share of actually placed securities of the total number of securities of the issue (additional issue) being offered: *100.00 (One hundred) % of the total number of securities of the additional issue being offered.*

2.7.7. Securities offering method: *Public offering.*

2.7.8. Date of actual beginning of placement of securities (date of completion of the first transaction on transfer of securities to the first holder): *06 December, 2007.*

2.7.9. Date of the actual closing of placement of securities (date of making the last credit entry in the personal account (depot account) of the first holder within the system use to keep record of rights to the securities of the issue (additional issue) or the date of issue of the last certificate of a certificated security of the issue (additional issue) without compulsory centralised storage): *17 December, 2007.*

2.7.10. Date of submission (sending) to the registration authority of the report on results of issue (additional issue) of securities: *19 December, 2007.*

2.7.11. Name of the stock exchange listing Issuer's securities being offered: *Closed Joint-Stock Company Moscow Interbank Currency Exchange, Open Joint-Stock Company "Russian Trading System" Stock Exchange.*

2.7.12. The fact of registration of the securities issue prospectus simultaneously with state registration of the issue (additional issue) of these securities: *The issue prospectus is registered simultaneously with state registration of the issue (additional issue) of these securities.*

2.7.13. Procedure for providing access to the information contained in the notification of results of issue (additional issue) of securities: *Within two (2) days from the date of submission (sending) of the Notification of results of additional issue of securities to the registration authority the Issuer shall*

| |
|---|
| *publish the text of the Notification on website http://www.kuzbassenergo.ru/.*<br>*The Notification of results of additional issue of securities shall be accessible on the Issuer's website http://www.kuzbassenergo.ru/ during 6 (Six) months from the date of its publication on the website.*<br>*From the date of publication of the notice about submission (sending) of the Notification of results of additional issue of securities to the registration authority all interested persons may familiarize themselves with the information contained in the Notification of results of additional issue of securities at any of following addresses:*<br>*650000, Russia, Kemerovo, Kuznetskiy avenue, 30.*<br>*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*<br>*Upon publication of the notice about submission (sending) of the Notification of results of additional issue of securities to the registration authority any interested person may within 7 (Seven) days from the date of submission of the respective request obtain at the above-mentioned address a copy of the Notification of results of additional issue of securities for a payment not exceeding the cost for manufacture of such a copy.* |

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director,<br>Corporate Management ___<br>(Power of Attorney No. 70-119/249<br>of 25.06.2007)<br>3.2. Date: 20 December, 2007 | ________ D.V.Skorokhodov<br>(signature)<br>Stamp here |

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

# MATERIAL FACT NOTIFICATION

**Details of entering into the Issuer's Shareholder Register of data about shareholder holding at least 5 percent of ordinary stock of the Issuer, as well as about any change as a result of which the share of such stock held by this shareholder became more or less than 5,10,15,20,25,30,50 or 75 percent**

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | ***Kuzbass Power and Electrification Open Joint-Stock Company*** |
| 1.2. Short business name of the Issuer: | ***OAO Kuzbassenergo*** |
| 1.3. Place of business of the Issuer: | ***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*** |
| 1.4. Primary state registration No. of the Issuer: | ***1024200678260*** |
| 1.5. Taxpayer identification number of the Issuer (INN): | ***4200000333*** |
| 1.6. The unique Issuer code assigned by the registration authority: | ***00064-A*** |
| 1.7. Website used by the Issuer to disclose information: | ***http://www.kuzbassenergo.ru/invest/doc/fact/*** |

| 2. Notification Details |
|---|
| 2.1. Full business name of the Issuer shareholder: ***Limited Liability Company Depository and Corporate Technologies.*** |
| 2.2. Share of the Issuer's ordinary stock held by such shareholder before the change: ***49.00 %.*** |
| 2.3. Share of the Issuer's ordinary stock held by such shareholder after the change: ***42.06 %.*** |
| 2.4. Date on which the Issuer came to know about the change of the share of the Issuer's ordinary stock held by such shareholder. ***Date of submission (sending) by the Issuer to the registration authority of the notice of the results of the Issuer's ordinary shares additional issue): 19.12.2007.*** |
| 2.5. Grounds for change of the Issuer's ordinary stock held by such shareholder (acquisition or disposal by such shareholder of the Issuer's ordinary stock; placement by the Issuer of additional ordinary shares; decrease by the Issuer of the authorized capital by redeeming a part of outstanding ordinary shares): ***Placing additional ordinary shares by the Issuer.*** |

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director,<br>Corporate Management ___<br>(Power of Attorney No. 70-119/249 of 25.06.2007) | ______ D.V. Skorokhodov<br>(signature)<br>Stamp here<br>ОАО "Кузбасс-энерго" |
| 3.2. Date: 20 December, 2007 | |

12G3-2(B) Exemption No.: **82-4633**

# Minutes No. 19/13
# of the meeting of the Board of Directors of
# Kuzbass Power and Electrification Open Joint-Stock Company
# (OAO Kuzbassenergo)
# held by polling

City of Kemerovo 04 December, 2007

**The questionnaire has been sent to all members of the Board of Directors of the Company. 10 of 11 members of the Board of Directors took part in the polling:**

Bolshakov A.N., Dunin O.V., Evseenkova E.V., Kochetkova T.V., Lisyansky M.E, Mazikin V.P., Mikhailov S.N., Rashevsky V.V., Sorokin I.Yu., Shatsky P.O.

**The quorum necessary for the meeting to be qualified is present.**

**Re.: Item No. 1:**

*Determination of the offering price of additional ordinary registered uncertificated shares in OAO Kuzbassenergo.*

**Motion:**

1. That the offering price of the additional issue of additional ordinary registered uncertificated shares in OAO Kuzbassenergo (state registration number of the additional issue 1-01-00064-A-001-D) including the price of offering to persons included in the list of persons having a preemptive right to acquire ordinary registered uncertificated shares in OAO Kuzbassenergo of the additional issue be established 75 (Seventy five) roubles per one ordinary registered uncertificated share of the additional issue.

2. In case of payment for the ordinary registered uncertificated shares in OAO Kuzbassenergo of the additional issue (state registration number of the additional issue 1-01-00064-A-001-D) in US dollars, such payment shall be effected at the rate of the Central Bank of the Russian Federation as of the day preceding the day when the decision on determination of the offering price of ordinary registered uncertificated shares in OAO Kuzbassenergo was taken (i.e. as of 03December, 2007).

***The motion was carried.***

**Re.: Item No. 2:**

*Rendering charitable help to nonprofit institution "Energy of Future" Fund.*

**Motion:**

1. That rendering of charitable help to the Nonprofit Institution "Energy of Future" Fund in 2007 to the amount of 9,000,000 (nine million) roubles be approved.

2. That the General Director of the Company be requested to transfer the funds allocated as charitable help to the Nonprofit Institution "Energy of Future" Fund till 10.12.2007.

**According to Item 18.11 of Article 18 of the Company's Charter, in case a tied vote the Chairman of the Board of Directors of Company shall have a casting vote.**

***The motion was carried.***

<u>**Re.: Item No. 3:**</u>

*Application of temporarily unallocated investment funds gained by the Company as a result of additional issue of shares.*

**Motion:**

1. That consideration of this issue be postponed.

***The motion was carried.***

<u>**Re.: Item No. 4:**</u>

*Changing composition of the Tender Commission in charge of carrying out regulated procedures requisite for implementation of investment projects of the Company.*

**Motion:**

That the resolution of the Board of Directors of 18.04.07 (minutes No. 20/12 dated 20.04.07) regarding Item No. 8 "Concerning creation at the Board of Directors of the Company of a Tender Commission in charge of carrying out regulated procedures requisite for implementation of investment projects of the Company" be amended to read as follows:

"That a Tender Commission in charge of carrying out regulated procedures requisite for implementation of investment projects of the Company be created at the Board of Directors of the Company. The Commission shall include 10 persons:

1. S.N. Mikhailov, General Director of the Company.
2. Yu.A. Gretsinger, Deputy General Director, Production / Technical Director of the Company.
3. A.K. Erofeev, Deputy General Director, Production Support.
4. V.M.Tarasov, Chief of Department of Investment / Technical Policy of Business unit No. 2 of RAO UES of Russia.
5. G.B.Kolykhanov-Lapovsky, Chief of Logistics and Procurement Department of Business unit No.2 of RAO UES of Russia.
6. V.S.Krasnopevtseva, Chief of Capital Management Unit of Project Implementation Support Department of Business unit No. 2 of RAO UES of Russia.
7. R.M.Khalfin, Deputy Chief of Logistics and Procurement Department of Business unit No.2 of RAO UES of Russia.
8. R.V.Titov, Chief of Investment Programs Implementation Unit of Department of Investment / Technical Policy of Business unit No. 2 of RAO UES of Russia.
9. S.A. Petelin, Chief of Power Complex Technological Management Department of OAO SUEK.
10. V.M.Litvak, Head of Power Industry Project Financing and Advanced Projects Department."

***The motion was carried.***

**Chairman of the Board of Directors, OAO Kuzbassenergo** — **M.E.Lisyansky**

**Secretary of the Board of Directors, OAO Kuzbassenergo** — **D.Ya.Golofast**

The minutes were drawn up on 05 December, 2007

12G3-2(B) Exemption No.: 82-4633

## MATERIAL FACT NOTIFICATION

### Details of state registration of additional securities issue

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/fact/* |

2. Notification Details

**Details of Filing with a Registration Authority of the Report on Results of Additional Issue of Securities**

2.7.1. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares.***

2.7.2. Maturity (for Issuer bonds and options): ***Not applicable for this securities issue.***

2.7.3. State registration number of additional securities issue and state registration date: ***1-01-00064-A-001D of 06.11.2007.***

2.7.4. Name of registration authority which performed state registration of additional securities issue: ***Federal Service on Financial Markets of the Russian Federation.***

2.7.5. Number of securities being offered and par value (if stipulated by the legislation of the Russian Federation) of each security: ***Number of offered additional ordinary registered uncertificated shares – 100,000,000 (one hundred million) shares with a par value of one (1) rouble each.***

2.7.6. Share of actually placed securities of the total number of securities of the issue (additional issue) being offered: ***100.00 (One hundred) % of the total number of securities of the additional issue being offered.***

2.7.7. Securities offering method: ***Public offering.***

2.7.8. Date of actual beginning of placement of securities (date of completion of the first transaction on transfer of securities to the first holder): ***06 December, 2007.***

2.7.9. Date of the actual closing of placement of securities (date of making the last credit entry in the personal account (depot account) of the first holder within the system use to keep record of rights to the securities of the issue (additional issue) or the date of issue of the last certificate of a certificated security of the issue (additional issue) without compulsory centralised storage): ***17 December, 2007.***

2.7.10. Date of submission (sending) to the registration authority of the report on results of issue (additional issue) of securities: ***19 December, 2007.***

2.7.11. Name of the stock exchange listing Issuer's securities being offered: ***Closed Joint-Stock Company Moscow Interbank Currency Exchange, Open Joint-Stock Company "Russian Trading System" Stock Exchange.***

2.7.12. The fact of registration of the securities issue prospectus simultaneously with state registration of the issue (additional issue) of these securities: ***The issue prospectus is registered simultaneously with state registration of the issue (additional issue) of these securities.***

2.7.13. Procedure for providing access to the information contained in the notification of results of issue (additional issue) of securities: ***Within two (2) days from the date of submission (sending) of the Notification of results of additional issue of securities to the registration authority the Issuer shall***

| |
|---|
| *publish the text of the Notification on website http://www.kuzbassenergo.ru/.*<br>*The Notification of results of additional issue of securities shall be accessible on the Issuer's website http://www.kuzbassenergo.ru/ during 6 (Six) months from the date of its publication on the website.*<br>*From the date of publication of the notice about submission (sending) of the Notification of results of additional issue of securities to the registration authority all interested persons may familiarize themselves with the information contained in the Notification of results of additional issue of securities at any of following addresses:*<br>*650000, Russia, city of Kemerovo, Kuznetskiy avenue, 30.*<br>*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*<br>*Upon publication of the notice about submission (sending) of the Notification of results of additional issue of securities to the registration authority any interested person may within 7 (Seven) days from the date of submission of the respective request obtain at the above-mentioned address a copy of the Notification of results of additional issue of securities for a payment not exceeding the cost for manufacture of such a copy.* |

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director,<br>Corporate Management ___<br>(Power of Attorney No. 70-119/249<br>of 25.06.2007)<br>3.2. Date: 20 December, 2007 | ___ D.V. Skorokhodov<br>(signature)<br>Stamp here<br>ОАО "Кузбассэнерго" |

12G3-2(B) Exemption No.: 82-4633

**MATERIAL FACT NOTIFICATION:**
**"Notification on the Date of Closing the Shareholder Register of the Issuer"**

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/fact/* |

2. Notification Details

2.1. Class (type) of shares in the Issuer with respect to which the list of their holders for a certain date is to be made up: ***Ordinary registered uncertificated shares.***

2.2. Purpose for which the list of shareholders of the Issuer is to be made up: ***holding an extraordinary general meeting of shareholders of OAO Kuzbassenergo.***

2.3. Date on which the list of shareholders of the Issuer is to be made up: *27 December, 2007.*

2.4. Date of drawing up and the number of the minutes of the meeting of the authorised management body of the Issuer at which the decision on the date of drawing up the list of shareholders of the Issuer or another decision which is the basis for determining the date of drawing up of such list was taken: ***29 December, 2007, No. 21/13.***

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director,<br>Corporate Management ___<br>(Power of Attorney No. 70-119/249<br>of 25.06.2007)<br>3.2. Date: 29 December, 2007 | ___ D.V. Skorokhodov<br>(signature)<br>Stamp here |

**MATERIAL FACT NOTIFICATION:**
**"Notification on the Date of Closing the Shareholder Register of the Issuer"**

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | ***Kuzbass Power and Electrification Open Joint-Stock Company*** |
| 1.2. Short business name of the Issuer: | ***OAO Kuzbassenergo*** |
| 1.3. Place of business of the Issuer: | ***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*** |
| 1.4. Primary state registration No. of the Issuer: | ***1024200678260*** |
| 1.5. Taxpayer identification number of the Issuer (INN): | ***4200000333*** |
| 1.6. The unique Issuer code assigned by the registration authority: | ***00064-A*** |
| 1.7. Website used by the Issuer to disclose information: | ***http://www.kuzbassenergo.ru/invest/doc/fact/*** |

**2. Notification Details**

2.1. Class (type) of shares in the Issuer with respect to which the list of their holders for a certain date is to be made up: ***Ordinary registered uncertificated shares.***

2.2. Purpose for which the list of shareholders of the Issuer is to be made up: ***holding an extraordinary general meeting of shareholders of OAO Kuzbassenergo.***

2.3. Date on which the list of shareholders of the Issuer is to be made up: ***20 December, 2007.***

2.4. Date of drawing up and the number of the minutes of the meeting of the authorised management body of the Issuer at which the decision on the date of drawing up the list of shareholders of the Issuer or another decision which is the basis for determining the date of drawing up of such list was taken: ***25 December, 2007, No. 20/13.***

| 3. Signature | |
|---|---|
| 3.1. Deputy General Director, Corporate Management ___ (Power of Attorney No. 70-119/249 of 25.06.2007) | ________ D.V. Skorokhodov<br>(signature)<br>Stamp here |
| 3.2. Date: 25 December, 2007 | |

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: **82-4633**

**Details of Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company (on Convocation of an Extraordinary General Meeting of Shareholders, Including Approval of the Agenda of the Meeting)**

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/info/* |

2. Notification Details

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: *20 December, 2007*

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: *25 December, 2007; No. 20/13.*

2.3. The content of the resolutions passed by the Board of Directors of the Issuer on the following matters:

*2.3.1. Item No. 2: On convocation of an extraordinary General Meeting of shareholders of the Company.*

*Resolved:*

*1. That an extraordinary General Meeting of shareholders of the Company in the form of a meeting (compresence of shareholders) be convened.*

*2. That the date for holding an extraordinary General Meeting of shareholders of the Company be established at 28 February, 2008.*

*3. That the time for holding an extraordinary General Meeting of shareholders of the Company be established at 13 o'clock 00 minutes, local time.*

*4. That the place for holding an extraordinary General Meeting of shareholders of the Company be established at 90/4 Leninskiy avenue, Kemerovo.*

*5. That the time of beginning of registration of persons attending the extraordinary General Meeting of shareholders be appointed at 11 o'clock 30 minutes, local time.*

*6. That the following agenda of the extraordinary General meeting of shareholders of the Company be approved:*

*1. Early termination of authorities of the members of the Board of Directors and election of new members of the Board of Directors of the Company.*

3. Signature

3.1. Deputy General Director, Corporate Management ___ (Power of Attorney No. 70-119/249 of 25.06.2007)

(signature) D.V. Skorokhodov

Stamp here

3.2. Date: 25 December, 2007

Открытое акционерное общество энергетики и электрификации "Кузбассэнерго" * Кузбасс * ОАО "Кузбассэнерго"

# Details of Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company (on Convocation of an Extraordinary General Meeting of Shareholders, Including Approval of the Agenda of the Meeting)

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/info/* |

**2. Notification Details**

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: *26 December, 2007*

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: *29 December, 2007; No. 21/13.*

2.3. The content of the resolutions passed by the Board of Directors of the Issuer on the following matters:

***2.3.1. Item No. 1: On convocation of an extraordinary General Meeting of shareholders of the Company. Resolved:***

***1. That an extraordinary General Meeting of shareholders of the Company in the form of a meeting (compresence of shareholders) be convened.***

***2. That the date for holding an extraordinary General Meeting of shareholders of the Company be established at 4 February, 2008.***

***3. That the time for holding an extraordinary General Meeting of shareholders of the Company be established at 13 o'clock 00 minutes, local time.***

***4. That the place for holding an extraordinary General Meeting of shareholders of the Company be established at 90/4 Leninskiy avenue, Kemerovo.***

***5. That the time of beginning of registration of persons attending the extraordinary General Meeting of shareholders be appointed at 11 o'clock 30 minutes, local time.***

***6. That the following agenda of the extraordinary General meeting of shareholders of the Company be approved:***

***1. Early termination of authorities of the members of the Audit Commission and election of new members of the Audit Commission of the Company.***

***2. Approval of the coal supply Contract to be concluded between the Company and OAO Siberian Coal Energy Company (SUEK) which is a non-arm's length transaction.***

**3. Signature**

3.1. Deputy General Director, Corporate Management ___ (Power of Attorney No. 70-119/249 of 25.06.2007) — D.V. Skorokhodov

(signature) Stamp here

ОАО "Кузбасс-энерго"

3.2. Date: 29 December, 2007

# MATERIAL FACT NOTIFICATION:
## Details of the General Meeting Resolutions

| 1. General | |
|---|---|
| 1.1. Full business name of the Issuer (name if a nonprofit institution): | *Kuzbass Power and Electrification Open Joint-Stock Company* |
| 1.2. Short business name of the Issuer: | *OAO Kuzbassenergo* |
| 1.3. Place of business of the Issuer: | *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.* |
| 1.4. Primary state registration No. of the Issuer: | *1024200678260* |
| 1.5. Taxpayer identification number of the Issuer (INN): | *4200000333* |
| 1.6. The unique Issuer code assigned by the registration authority: | *00064-A* |
| 1.7. Website used by the Issuer to disclose information: | *http://www.kuzbassenergo.ru/invest/doc/fact/* |

2. Notification Details

2.1. General Meeting type (annual, extraordinary): *Extraordinary.*

2.2. Form of holding of the General Meeting: *Absentee ballot.*

2.3. Mailing address to which filled-in voting bulletins were sent: *105082, Russia, Moscow, Bolshaya Pochtovaya street, 34, bldg 8, OAO «Central Moscow Depositary».*

2.4. Quorum at the General Meeting: *93.2325 %.*

2.5. Items put to voting and voting results:

*Item No. 1. Payment of dividend on Company shares based on results of 9 months of 2007.*
Voting results:
**"IN FAVOUR"** - *1,127,612* votes *(0,1995 %)*; **"AGAINST"** – *563,873,883* votes;
**"ABSTAINED"** – *0* votes.

*Item No. 2. Approval of essential terms and conditions of the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership, stipulating supply of power from Tom-Usinskaya State District Power Station, being a large transaction.*
Voting results:
**"IN FAVOUR"** – *267,969,295* votes *(47,4163 %)*; **"AGAINST"** – *297,022,200* votes;
**"ABSTAINED"** – *8,400* votes.

*Item No. 3. Approval of essential terms and conditions of the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership, stipulating supply of power from Tom-Usinskaya State District Power Station, and Novo-Kemerovskaya Combined Heat and Power Station, being a large transaction.*
Voting results:
**"IN FAVOUR"** – *564,991,095* votes *(99,9734 %)*; **"AGAINST"** – *2,000* votes;
**"ABSTAINED"** – *8,400* votes.

2.6. Wording of resolutions passed by the General Meeting:

**On item No. 1:**
The resolution has not been passed.

**On item No. 2:**

The resolution has not been passed.

**On item No. 3:**

That the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership, stipulating supply of power from Tom-Usinskaya State District Power Station, and Novo-Kemerovskaya Combined Heat and Power Station, being a large transaction approve, on following essential terms and conditions:

| | |
|---|---|
| **Parties to the Contract:** | Generating company – Kuzbass Power and Electrification Open Joint-Stock Company;<br>Unified party – Financial Settlements Centre Closed Joint-Stock Company;<br>Trading system administrator – electric power wholesale market Trading System Administrator Non-Profit Partnership of the Unified Power System. |
| **Scope of the Contract:** | The Generating Company undertakes to supply to the wholesale market power produced at generating equipment the location and minimum installed capacity of which are specified in Appendix No. 1 to Bulletin No. 3, and the Unified Party undertakes to pay for the power supplied under the Contract. |
| **Contract price:** | The Trading System Administrator shall determine prices (costs) of power according to the procedure stipulated by the *Wholesale Market Rules, and Agreement for Joining the Wholesale Market Trading System.* |
| **Contractual amount of power to be supplied:** | The amount of power to be supplied shall be determined by the Trading System Administrator according to the procedure stipulated by the *Wholesale Market Rules, and Agreement for Joining the Wholesale Market Trading System*, proceeding from the minimum installed capacity specified in Appendix No. 1 to Bulletin No. 3. |
| **Power supply period (from the date of origination and until termination of the obligation to supply power):** | The date of origination of the Generating Company's contractual obligation to supply power shall be the date of commencement of performance of the obligation to supply power specified with reference to respective generating equipment in Appendix No. 1 to Bulletin No. 3. The Generating Company may postpone the date specified in Appendix No. 1 to Bulletin No. 3 for one year maximum; in this case the date of origination of such obligation shall be the first day of the month specified by the Generating Company in such year.<br>Generating Company's obligations to supply power under the Contract shall terminate upon their proper performance, but not later than 31 December, 2021. |
| **Period of actual supply of a specific amount of power:** | The period of actual supply of the contractual amount of power (or a part thereof) to the wholesale market shall be one year from the date of beginning of actual supply of the respective amount of power, but not later than 31 December, 2021. |
| **Provision about Generating Company liability for failure to perform or inadequate performance its contractual** | In case of failure to perform or inadequate performance by the Generating Company of its obligation to supply power under the *Contract* the Generating Company shall reimburse up to the date of termination of the above contractual obligation, but not later than 31 December, 2021 the Unified party all costs and losses incurred by the Unified party in connection with obtaining the short amount of power, such costs and losses being determined according to the *Wholesale Market Rules, and Agreement for Joining the Wholesale Market Trading System.* |

**obligation**

Appendix No.1

| List of generating equipment | Generating equipment location | minimum installed capacity of generating equipment, MW (1*) | Date of beginning of performance of the obligation to supply power on the wholesale market, day/month/year |
|---|---|---|---|
| Facility No.1 | Tom-Usinskaya State District Power Station, Unit No. 1 | 600 | 31.12.2011 |
| Facility No.2 | Novo-Kemerovskaya Combined Heat and Power Station | 100 | 31.12.2008 |

Note: (*1) The specified minimum installed capacity of the generating equipment is determined according to the requirements of OAO System Operator - Central Dispatch Administration of Unified Energy System, as total power of turbines of the facility according to their specification rating. At establishing the fact of performance (non-performance) of contractual obligations a difference of the amount of minimum installed capacity of a unit not exceeding 10 % of the specified amount (due to technological particularities of configuration of the generating equipment put into service) may be tolerated.

2.7. Date of execution of the general meeting minutes: **14 January, 2008.**

3. Signature

3.1. Deputy General Director, Corporate Management ___ (Power of Attorney No. 70-119/249 of 25.06.2007) ________ D.V.Skorokhodov
(signature)
Stamp here

3.2. Date: 15 January, 2008

END